THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT
(Promissory Note)

Date of Loan:	[EFFECTIVE DATE]
Amount of Loan:	$[AMOUNT]
City and State of Lender:	[CITY, STATE]
Payment Start Date:	December 1, 2017

For value received N1CE USA, LLC, a Delaware limited liability company (the ***"Company"***), hereby promises to pay to the order of [INVESTOR NAME] (***"Investor/Lender"***), in lawful money of the United States of America and in immediately available funds, three annual Pro-Rata Share payments, such that each payment shall be made after the close of each of three annual Measurement Periods in the manner set forth below.

1. **Definitions.**

(a) ***"Gross Sales Volume"*** means a volume count of all of the Company's unit sales of its flagship product, N1CE Frozen Cocktails, attained by the Company and/or by any of its subsidiaries, without any deduction or offset of any kind.

(b) ***"Investors/Lenders"*** means all of the purchasers of Notes in the crowdfunding offering of which this Note is a part.

(c) ***"Measurement Period"*** means any and each of three one year periods from which the Repayment Figure will be computed.

(d) ***"Note"*** means this Note. ***"Notes"*** means all of the Notes issued in the crowdfunding offering of which this Note is a part.

(e) ***"Payment Schedule"*** means a schedule of three individual Pro-Rata Share payments by the Company to the Investor/Lender and the dates upon which such payments shall be made.

(f) ***"Payment Start Date"*** means the date specified above, except in the case of a Permitted Deferral.

(g) ***"Permitted Deferral"*** is defined in Section 3(c) hereof.

(h) ***"Pro-Rata Share"*** shall mean a fraction of the Repayment Figure, the numerator of which is the initial Amount of Loan of this Note, and the denominator of which is the total of the Amounts of Loans in Group of Revenue Loans.

(i) **"Quarter"** means a three month period of each year, i.e., in each year, Quarter 1 is January, February and March; Quarter 2 is April, May and June; Quarter 3 is July, August and September; and Quarter 4 is October, November and December.

(j) **"Repayment Cap"** means amount that is 2.0x the Amount of the Loan.

(k) **"Repayment Figure"** means $0.20 multiplied by the Gross Sales Volume attained by the Company during the Measurement Period that is immediately previous to the date of payment specified on the Payment Schedule.

2. **Repayment Terms.**

(a) **Group of Revenue Loans.** This Note is issued as part of a group of Notes issued to the total number of Investors/Lenders who participate in this offering. Each Note shares identical terms as defined in this Agreement.

(b) **Overview of Repayment Terms.** The Investor/Lender, in return for the Amount of Loan, shall be paid by the Company the Pro-Rata Share in US Dollars that is due and owing after the end of each Measurement Period; three (3) Measurement Periods comprise the Agreement; and each Measurement Period is of one year duration.

(c) **Termination.** This Agreement shall terminate when the Investor/Lender is paid the amount equal to the Repayment Cap. If the sum of the three Pro-Rata Shares do not equal the Repayment Cap, Company shall pay the Investor/Lender the difference between the sum of the three Pro-Rata Shares and the Repayment Cap, which amount shall be paid on December 1, 2019, i.e., concurrent with the payment of the third Pro-Rata Share. Therefore, under this Agreement, the Investor/Lender will receive no more and no less than exactly the amount of the Repayment Cap, except in the Event of a Default or Permitted Deferral, as set forth herein.

3. **Reporting and Other Terms.**

(a) **Gross Sales Volume Reporting.** The Company will provide by email to each Investor/Lender in the Group of Revenue Loans a Quarterly statement of the Gross Sales Volume within 45 days after the close of each Quarter for each Measurement Period.

(b) **Payment Schedule.** The Payment Schedule shall comprise three payments of the Pro-Rata Share, as follows:

   i.   Year 1: The first Measurement Period shall be one year, commencing on October 1, 2016 and ending on September 30, 2017. Thereafter, on December 1, 2017, the Company shall pay the Investor/Lender the Pro-Rata Share due and owing for the first Measurement Period.

   ii. Year 2: The second Measurement Period shall be one year, commencing on October 1, 2017 and ending on September 30, 2018. Thereafter, on December 1, 2018, the Company shall pay the Investor/Lender the Pro-Rata Share due and owing for the second Measurement Period.

   iii. Year 3: The third Measurement Period shall be one year, commencing on October 1, 2018 and ending on September 30, 2019. Thereafter, on December 1, 2019, the Company shall pay the Investor/Lender the Pro-Rata Share due and owing for the third Measurement Period.

(c) **Permitted Deferral.** The Company may defer up to one (1) of such payments for a period not to exceed 180 days, upon notice to Investor/Lender (each, a **"Permitted Deferral"**).

(d) **Place of Payment.** All payments by the Company to the Investor/Lender hereunder shall be payable and deemed paid once delivered to the financial accounts of Wefunder, Inc., c/o Investor/Lender, [INVESTOR NAME]   , unless another place or means of payment is specified in writing by the Company.

4. **Prepayment**. The Company may prepay to the Investor/Lender any portion of any Pro-Rata Share up to the Repayment Cap at any time at its sole and unfettered discretion.

5. **Characterization of Investment**. The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Investor/Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident. The Investor/Lender shall be solely responsible for any and all taxes that may be due to any government for the amounts of each Pro-Rata Share paid by the Company to the Investor/Lender through this Agreement.

6. **Sharing of Payments.** If the Investor/Lender shall obtain any payment from the Company, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro-Rata Share of such payments, the Investor/Lender shall remit the excess amount to WeFunder to be shared ratably with the other Investors/Lenders.

7. **Secured Note.** To secure payment of all amounts of any Pro-Rata Share due and owing under this Note, Company grants Investor/Lender a security interest in the inventoried stock of its products (N1CE Cocktails), now existing or hereafter arising, including any that may be from time to time in the control of its subsidiaries, and the proceeds that may result thereof. The Company hereby authorizes Investor/Lender to file a financing statement to perfect this security interest, if desired.

8. **Company Representations.**

   (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

   (b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current Operating Agreement, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

   (c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

   (d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's members' approvals; and (ii) any qualifications or filings under applicable securities laws.

9. **Investor/Lender Representations.**

   (a) The Investor/Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor/Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

   (b) If the Investor/Lender has checked the box next to "Accredited Investor" on the signature page, the Investor/Lender represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor/Lender has checked the box next to "Unaccredited Investor" on the signature page, the Investor/Lender represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor/Lender has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor/Lender is purchasing this instrument for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor/Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor/Lender has such knowledge and experience in financial and business matters that the Investor/Lender is capable of evaluating the merits and risks of this Note, is able to incur a complete loss of such investment without impairing the Investor/Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

10. **Event of Default.** Each of the following events shall be an ***"Event of Default"*** hereunder:

    (a) Other than with respect to a Permitted Deferral, if Company fails to pay any of the outstanding Repayment Amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

    (b) If Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

    (c) If an involuntary petition is filed against Company (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Company.

    Upon the occurrence of an Event of Default hereunder, all unpaid portions of the Repayment Amount hereunder shall automatically be immediately due, payable and collectible by Investor/Lender pursuant to applicable law.

11. **Parity with Other Notes.** The Company's repayment obligation to the Investor/Lender under this Note shall be on parity with the Company's obligation to repay all Notes issued in the same offering, in the order that each Amount of Loan was paid. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor/Lender hereunder.

12. **Waiver.** Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

13. **Amendments.** Any provision of this instrument (other than the Repayment Cap) may be amended, waived or modified as follows: upon the written consent of the Company and the holders of a majority in principal of the Loan Amounts raised in this offering.

14. **Notice.** Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

15. **Governing Law.** This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

16. **Successors and Assigns.** Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole, without the consent of the Investor/Lender, in connection with a reincorporation to change the Company's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

17. **No Stockholder Rights.** The Investor/Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed a holder of membership interest in the Company for any purpose, nor will anything contained herein be construed to confer on the Investor/Lender, as such, any of the rights of a member owner of the Company or any right to vote for the election of directors or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

18. **Tax Withholding.** Investor/Lender hereby authorizes the Company to make any withholding required by law. Investor/Lender agrees to provide to Company a Form W-9 or comparable form.

19. **Not Effective Until Acceptable by Company.** This Agreement is not effective until the Company has accepted the Investor/Lender's subscription.

20. **Limitation of Damages.** The Company hereby agrees that in no circumstance is the Company liable to pay any award of damages exceeding the Repayment Cap.

21. **Entirety of Agreement.** The terms and conditions set forth herein constitute the entire agreement between the parties and supersedes any communications or previous agreements with respect to the subject matter of this Agreement. There are no written or oral understandings directly or indirectly related to this Agreement that are not set forth herein.

22. **Nature of Agreement.** This Agreement and any attachments are the entire exclusive agreement between them. This Agreement inures to the benefit of the successors and assign of the parties.

23. **Warranties and Representations**. The Company and Investor/Lender make no express or implied representations, warranties, promises or guarantees about this Agreement, except as it

expressly provides.

24. **Severability**. If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had never been included.

25. **Waiver.** The waiver or failure of either party to exercise in any respect any right provided in this agreement shall not be deemed a waiver of any other right or remedy to which either party to this Agreement may be entitled.

26. **Electronic Signatures.** The Company and the Investor/Lender agree that they may use electronic signatures and, if doing so, agree to be subject to the provisions of the U.S. E-SIGN Act otherwise known as the Electronic Signatures in Global and National Commerce Act, as defined by ESIGN, Pub.L. 106-229, 14 Stat. 464, enacted June 30, 2000, 15 U.S.C., Ch. 96.

[Signature page follows.]

Company:

N1CE USA, LLC, a Delaware limited liability company

By: *Founder Signature*

Name: Mikael Drené

Title: President & COO

Investor/Lender:

_____

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: _____

The Investor/Lender is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor/Lender is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box
[ ] Accredited
[ ] Not Accredited